September 23, 2019

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Matinas BioPharma Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 13, 2019
File No. 001-38022

Dear Ms. Westbrook:

I am writing on behalf of Matinas BioPharma Holdings, Inc. (the “Company”), in response to the letter from the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission, dated September 20, 2019 (the “Comment Letter”) relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”). Set forth below is the Company’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the comment in the Comment Letter is reprinted in bold and is followed by the Company’s response.

Concurrently with this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy (“Amendment No. 1”) which reflects revisions made to the Preliminary Proxy in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings and the responses below refer to pages in Amendment No. 1. Capitalized terms used but not defined herein have the meaning given to such terms in Amendment No. 1.

Christine Westbrook

September 23, 2019

Preliminary Proxy Statement on Schedule 14A filed on September 13, 2019

Proposal 3: Approval of an Amendment to the Company’s Certificate of Incorporation to Increase our Authorized Shares of Common Stock, page 32

1.	Please expand your disclosure to include the general effect of the proposal to increase your authorized shares of common stock. Refer to Item 19 of Schedule 14A.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 32 of Amendment No. 1 to expand its disclosure to include the general effect of the proposal to increase its authorized shares of common stock. The text of the additional disclosure is included as Exhibit A hereto.

Should the Staff have additional questions or comments regarding the foregoing or Amendment No. 1, please contact me at 973-597-2476.

Very truly yours,

By:	/s/ Steven M. Skolnick
Steven M. Skolnick

cc:	Jerome D. Jabbour
Matinas BioPharma Holdings, Inc.

SCEHDULE A

Disadvantages to an increase in the number of authorized shares of Common Stock include:

●	Stockholders will experience further dilution of their ownership.

●	Stockholders will not have any preemptive or similar rights to subscribe for or purchase any additional shares of Common Stock that may be issued in the future, and therefore, future issuances of Common Stock may, depending on the circumstances, will have a dilutive effect on the earnings per share, voting power and other interests of existing stockholders of the Company.

●	The additional shares of Common Stock for which authorization is sought in this proposal would be part of the existing class of Common Stock and, if and when issued, would have the same rights and privileges as the shares of Common Stock presently outstanding.

●	The issuance of authorized but unissued stock could be used to deter a potential takeover of the Company that may otherwise be beneficial to stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with the Board’s desires. A takeover may be beneficial to independent stockholders because, among other reasons, a potential suitor may offer such stockholders a premium for their shares of stock compared to the then-existing market price. We do not have any plans or proposals to adopt provisions or enter into agreements that may have material anti-takeover consequences.